SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. )

                   Batteries, Batteries, Inc.
                        (Name of Issuer)

                 Common Stock, par value $0.001
                 (Title of Class of Securities)

                            071326102
                         (CUSIP Number)


                     Stephen F. Ritner, Esq.
                        Stevens & Lee, PC
                       1275 Drummers Lane
                      Wayne, PA 19087-4979

    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                         April 28, 1998
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Stephen Rade


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                       (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     See Item 3

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

7.   SOLE VOTING POWER

     645,000 (See Item 5)

8.   SHARED VOTING POWER


9.   SOLE DISPOSITIVE POWER

     645,000 (See Item 5)

10.  SHARED DISPOSITIVE POWER


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     890,000 (See Item 5)


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES [ ]

     17.4%

14.  TYPE OF REPORTING PERSON

          IN
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     William Schlessinger Sapp

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                       (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     See Item 3

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

7.   SOLE VOTING POWER

     (See Item 5)

8.   SHARED VOTING POWER

     (See Item 5)

9.   SOLE DISPOSITIVE POWER

     (See Item 5)

10.  SHARED DISPOSITIVE POWER

     (See Item 5)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     890,000 (See Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                                 [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     17.4%

14.  TYPE OF REPORTING PERSON

          IN
1.   NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert W. Tauber

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                       (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     See Item 3

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

7.   SOLE VOTING POWER

     245,000 (See Item 5)

8.   SHARED VOTING POWER

     (See Item 5)

9.   SOLE DISPOSITIVE POWER

     245,000 (See Item 5)

10.  SHARED DISPOSITIVE POWER

     (See Item 5)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     890,000 (See Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                                 [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     17.4%

14.  TYPE OF REPORTING PERSON      HC

          IN
Item 1.   Security and Issuer

This Statement relates to the Common Stock (the "Common Stock") of Batteries, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 200 Madison Avenue, 2nd Floor, New York, NY 10016.

Item 2.   Identity and Background

          (a)  Name:

               Stephen Rade

          (b)  Business Address:

               3915 Somers Drive
               Huntingdon Valley, PA 19006

          (c)  Principal Business:

               Vice President, Director and Shareholder of the
               Company

          (d)  Criminal Convictions:

               None

          (e)  Civil Proceedings:

               None

Item 2.   Identity and Background

          (a)  Name:

               William Schlessinger Sapp

          (b)  Business Address:

               4818 Courtland Trail
               McHenry, IL 60050

          (c)  Principal Business:

               Director of the Company

          (d)  Criminal Convictions:

               None

          (e)  Civil Proceedings:

               None


Item 2.   Identity and Background

          (a)  Name:

               Robert W. Tauber

          (b)  Business Address:

               2192 Harbour Heights Road
               San Diego, CA 92109-1427

          (c)  Principal Business:

               Director and Shareholder of the Company

          (d)  Criminal Convictions:

               None

          (e)  Civil Proceedings:

               None

Item 3.   Source and Amount of Funds or Other Consideration

Concurrent with the Company's initial public offering, the Company, on April 8, 1996, acquired the outstanding shares of capital stock of (a) Advanced Fox Antenna, Inc., a Pennsylvania corporation, from Stephen Rade and the Company issued to Mr. Rade as consideration therefore 660,000 shares of the Common Stock of the Company and (b) Tauber Electronics, Inc., a California corporation, from Robert W. Tauber and the Company issued to Mr. Tauber as consideration therefore 300,000 shares of the Common Stock of the Company. On January 7, 1997, the Company acquired the outstanding shares of the capital stock of Battery Network, Inc., a __________ corporation, from William Steven Sapp, James Sapp and Susan Grandt, their sister, and William Schlessinger Sapp and Dolores Sapp, their parents (the "Sapp Family") and the Company issued to them as consideration for 550,000 shares of the Common Stock of the Company.

Item 4.   Purpose of Transaction

The securities covered in this Statement were originally acquired by Messrs. Rade, Tauber and Sapp (the "Group") for the purpose of investment in consideration for the sale of their respective privately owned companies. No member of the Group has any present plans or intentions to acquire or dispose of any securities of the Issuer other than for the purpose of investment.

On April 28, 1998, the Group was formed (see Item 6) when
Messrs. Rade, Sapp and Tauber each independently concluded that their interests and the interests of other shareholders of the Company would be furthered by seeking greater shareholder representation on the board of directors. In that regard, the Group was formed to remove by Board action or, if necessary, by consent solicitation Warren Haber and John Teeger as directors of the Company and to replace them with two independent directors, Robert C. Meehan and Alan Kalish.

The Group plans to meet with the Board of Directors to seek a resolution of the issues. However, if Messrs. Haber and Teeger will not resign in favor of the independent directors selected by the Group, the Group intends to conduct a consent solicitation pursuant to Section 228 of the Delaware General Corporation Law in order to obtain consents of greater than 50% of the issued and outstanding Common Stock of the Company to remove Messrs. Haber and Teeger and to replace them with Messrs. Meehan and Kalish.

Other than as described above, no member of the Group has any present plans or proposals which relate to or would result in:

               (i) any extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               (ii) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

Item 5.   INTEREST IN THE SECURITIES OF THE ISSUER

     1. (a) Stephen Rade beneficially owns 645,000 shares of common stock (approximately 12.2% of the shares outstanding).

          (b) Stephen Rade has sole power to vote and sole authority to dispose or direct the disposition of 645,000 shares of Common Stock. Mr. Rade does not share voting or dispositive power with respect to any shares.

          (c) Stephen Rade has not effected any transaction in the shares of Common Stock during the past 60 days.

          (d) Stephen Rade owns and presently has the right to receive dividends from the shares of Common Stock subject to the option.

          (e)  Not Applicable.

     2. (a) Robert W. Tauber beneficially owns 245,000 shares of common stock (approximately 5.2% of the shares outstanding).

          (b) Robert W. Tauber has sole power to vote and sole authority to dispose or direct the disposition of 245,000 shares of Common Stock. Mr. Tauber does not share voting or dispositive power with respect to any shares.

          (c) Robert W. Tauber has not effected any transaction in the shares of Common Stock during the past 60 days.

          (d) Robert W. Tauber owns and presently has the right to receive dividends from the shares of Common Stock subject to the option.

          (e)  Not Applicable.

     3.   (a)  William Schlessinger Sapp does not own any Common
Stock in the Company.

          (b)  Not applicable.

          (c) William Schlessinger Sapp has not effected any transaction in the shares of Common Stock during the past 60 days.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings, or
Relationships with Respect to Securities of the Issuer

On April 28, 1998, Messrs. Rade, Tauber and Sapp entered into an agreement to form a Group. The purpose of the Group is to elect two independent directors in place of Warren Haber and John Teeger. The Group will seek either through Board action or, if necessary, by conducting a consent solicitation to elect
Robert C. Meehan and Alan Kalish, two independent directors, in place of Messrs. Haber and Teeger. Messrs. Rade and Tauber have executed consents (the "Consents") under Section 228 of the Delaware General Corporation Law and have delivered the Consents to the Company's registered agent in the state of Delaware. Further, the Group has filed a preliminary consent solicitation on Form 14A with the Commission in order to solicit the Consents of other shareholders to remove Messrs. Haber and Teeger and to replace then with two independent directors.

It is the Group's intent, if successful, to elect Mr. Rade as Chairman of the Board of Directors, to remove Messrs. Haber and Teeger from their positions as officers of the Company, to terminate the contract of Founders Management Services, Inc. but to retain the Company's directors (not affiliated with Founders Management Services, Inc.) and current management as they exist on April 28, 1998.

The Group believes that such a change in the board and the management of the Company will permit the Company to pursue a cohesive business plan, integrate operating subsidiaries, achieve cost savings and economies of scale and increase sales, profitability and shareholder value.

Other than as disclosed above, no person named in Item 2 herein has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Materials to be Filed as Exhibits

Exhibit A - Letter Agreement by and between Messrs. Rade, Tauber and Sapp to form a group.

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

April 28, 1998

/s/ Stephen Rade


/s/ Robert W. Tauber


/s/ William Schlessinger Sapp

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on
Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

     IN WITNESS WHEREOF, the undersigned hereby execute this agreement on April 28, 1998.


/s/ Stephen Rade

/s/ Robert W. Tauber

/s/ William Schlessinger Sapp